

April 15, 2011

Via Facsimile 617.523.1231 and U.S. Mail

Mr. Stewart G. MacDonald, Jr.
Chief Executive Officer
Mac-Gray Corporation
404 Wyman St., Suite 400
Waltham, MA 02451

      Re: Mac-Gray Corporation
               Preliminary Proxy Statement on Schedule 14A
               Filed March 25, 2011
               File No. 1-13495

Dear Mr. MacDonald:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise your notice to highlight the recommendation you are making to shareholders in light of the fact that the election is being contested by TUC Investor Value Creation Group, LLC, et al. or the "Kovler Group". Also, supplement your disclosure on the means of revocation available to shareholders and the effect of sending in a later dated WHITE proxy card given the contested nature of the election.

2.   It appears that you intend to solicit proxies by mail, telephone, facsimile, other electronic means or other methods of communication. Consistent with Item 4(b)(1) of Schedule 14A, please clarify all other means, inclusive of the Internet

press releases and/or electronic means that will be used to solicit proxies. See our comments below.

3.   Please be advised that <u>all</u> written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding

4.   Further to our comments above. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6, 14a-9 and 14a-12 for any such online communications.

<u>Voting Securities of the Company, page 2</u>

5.   You indicate that brokers will not have discretionary authority to vote the shareholder's shares of common stock on any of the items on the agenda except proposal No. 6, ratification of the appointment of PricewaterhouseCoopers LLP. It is our understanding that in a contested election, a broker does not have discretionary authority to vote on <u>any</u> proposals to be voted on at the meeting, whether routine or not. Please provide support for your assertion, or revise your disclosure as necessary.

<u>Proposal 1, page 3</u>

6.   Your disclosure throughout the proxy statement is silent on the recommendation you are making with respect to the Kovler Nominees. You also indicate that each of Messrs. Kovler, Drexler and Soenen "consented to be named" as a nominee in your proxy statement. Further, you disclose that shareholders cannot vote for the Kovler Nominees using the WHITE card or for company nominees on any card sent by Benjamin Kovler. In total, your disclosure may create some ambiguity as to whether you are soliciting for any of the Kovler nominees. Please revise to clarify throughout, if true, that you are soliciting solely for the company's nominees named in your proxy statement.

<u>Appendix A</u>

7.   Please include information as of the most reasonable practicable date. For example, as may be appropriate, revise to update information required by Item 5(b) of Schedule 14A.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under

Mr. Stewart MacDonald
Mac-Gray Corporation
April 15, 2011
Page 3

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in information investors require for an informed investment decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and;

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc: Joseph Johnson, Esq.
          Goodwin Proctor LLP